

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 9, 2017

VIA E-mail
Mr. Thomas A. McCarthy
Chief Financial Officer and Executive Vice President
Cigna Corporation
900 Cottage Grove Road
Bloomfield, Connecticut 06002

> **Re: Cigna Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-08323**

Dear Mr. McCarthy:

We have reviewed your May 23, 2017 response to our comment letter. We have some additional comments in which we ask you to provide us with information so we may better understand your disclosure.

Please respond to these additional comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 7, Global Health Care Medical Costs Payable, page 75

1.   You disclose on page 75 that your estimates of prior years' health care medical costs payable are impacted by changes in your key assumptions: actual completion factors, medical cost trends and CMS reinsurance reimbursements compared to prior periods. We note your table presenting the components of the change of $78 million and $210 million favorable development for 2016 and 2015, and the $176 million and $64 million favorable development for the three months ended March 31, 2017 and 2016, as shown in Note 6 to your notes to the consolidated financial statements included in your Form 10-Q for the quarterly period then ended. Please provide a break-down of this development by product, insured, and customer, and any other category you believe appropriate. In this regard, for your Global Health Care reporting segment on page 3, you present products and services (insured by commercial, government, and specialty) on page 4, and markets

and distribution (customers: national, middle market, government, etc.) on page 9. In your analyses, also demonstrate how trends in changing health care medical cost and other key assumptions held true as an explanation of the favorable development for each of the periods.

2. Please provide us analyses demonstrating why further disaggregation of the information included herein and, as applicable, in Note 6 of your notes to consolidated financial statements included in your Form 10-Q for the quarterly period ended March 31, 2017 about incurred and cumulative paid health care medical claims development, net of reinsurance as of the latest annual balance sheet date, the total IBNR liabilities plus expected development on reported claims as of the latest annual and interim balance sheet dates, and the table presenting the components of the change in health care costs payable is not required pursuant to ASC 944-40-50-4A and 50-4H. Refer to the preceding comment and address disaggregation by product, customer, insured and any other category you believe appropriate.

Note 22, Segment Information, page 110

3. You disclose that Global Health Care aggregates the Commercial and Government operating segments due to their similar economic characteristics, products and regulatory environment. Please compare and contrast your Commercial and Government operating segments relative to their economic characteristics and to each of the areas listed in ASC 280-10-50-11a to 11e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance